UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Drink LMNT, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

December 30, 2019

Physical Address of Issuer:

1150 Central Ave, Naples, FL 34102

Website of Issuer:

https://DrinkLMNT.com

Current Number of Employees:

0 full-time employees.

	Most recent fiscal year-end (2022) ($000s)	Prior fiscal year-end (2021) ($000s)
Total Assets	$33,495	$10,899
Cash & Cash Equivalents	$19,011	$6,554
Accounts Receivable	$1,607	$644
Current Liabilities*	$10,930	$3,781
Long-Term Liabilities**	$5,031	$770
Revenues/Sales***	$78,714	$31,589
Cost of Goods Sold	$26,688	$10,058
Taxes Paid****	$3,976	$680
Net Income/(Net Loss)	$11,145	$1,974

* Consists of accounts payable, accrued liabilities, sales and income tax payable and other current liabilities.
** Consists of Simple Agreements for Future Equity ("SAFEs"), net of issuance costs
***Presented net of sales returns.
**** Represents income tax expense for the respective fiscal year-end.

Table of Contents


April 11, 2023

Drink LMNT, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Drink LMNT, Inc. ("**LMNT,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://DrinkLMNT.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.


The date of this Form C-AR is April 11, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/James Murphy
_____
(Signature)

James Murphy
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/James Murphy
_____
(Signature)

James Murphy
_____
(Name)

Director
_____
(Title)

April 11, 2023
_____
(Date)

/s/ Robb Wolf
_____
(Signature)

Robb Wolf
_____
(Name)

Director
_____
(Title)

April 11, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 11, 2023

Drink LMNT, Inc.



The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Drink LMNT, Inc. ("**LMNT**") manufactures and sells an electrolyte drink mix in support of a healthy lifestyle. The Company was originally formed in Florida on October 5, 2018 as a limited liability company, named Elemental Labs, LLC. The Company was converted to a Delaware corporation on December 30, 2019, named Drink LMNT, Inc.

The Company is located at 1150 Central Ave, Naples, FL 34102, United States.

The Company's website is https://DrinkLMNT.com.

The Company is headquartered and qualified to conduct business in Florida. The Company's principal office is in Big Sky, Montana. Our revenues are derived primarily from operations in the United States, and to a lesser extent, Canada and select other international locations.

The information on the Company available on or through our website is not a part of this Form C-AR.

Description of the Business

The Company manufactures and distributes a packaged powdered electrolyte drink mix formulated with a ratio of sodium, potassium and magnesium that contains no sugar, gluten, fillers or artificial ingredients. The Company primarily sells products through established e-commerce platforms.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We may implement new lines of business or offer new products and services within existing lines of business.

We may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide inventory for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon inventory in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of our products, or from whom we acquire such items, do not provide inventory which meet required regulatory specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two manufacturers for a particular product. Our products may utilize custom ingredients available from few sources. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients customized to meet our requirements. The supply of ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers.

In particular, we are dependent James Murphy, our Chief Executive Officer, Robb Wolf, our Vice President, and Brianna Segerson, our Chief Operating Officer. The Company does not have employment agreements with Mr. Murphy, Mr. Wolf and Ms. Segerson, and there can be no assurance that it will do so or that any or all of them will continue to be employed by the Company for a particular period of time. In addition, all of the Company's executive officers are provided via a Services Agreement with Proton Fitness, LLC, for which James Murphy, the Company's CEO and Co-Founder, is an indirect majority owner. See the section titled "Transactions with Related Persons and Conflicts of Interest" for more information regarding this related party transaction. The loss of Mr. Murphy, Mr. Wolf or Ms. Segerson, or any key employee, could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel (via our relationship with our affiliate, Proton Fitness) and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We face various risks as an e-commerce retailer.

As part of our growth strategy, we have made significant investments to grow our e-commerce business. Business risks related to our e-commerce business include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we face competition from other internet retailers, and more retailers could enter the market. Our failure to positively differentiate our product and services offerings or customer experience from these internet retailers could have a material adverse effect on our business, financial condition and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal level and, in some instances, at the state or local level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

The Company manufactures and distributes a packaged powdered electrolyte drink mix formulated with a ratio of sodium, potassium and magnesium that contains no sugar, gluten, fillers or artificial ingredients. The Company primarily sells products through established e-commerce platforms.

Business Plan

The Company plans to expand its business by increasing sales through marketing, branding and sampling promotions to consumers focused on their electrolyte and hydration needs. The Company is profitable and aims to expand its reach.

The Company's Products and/or Services

Product / Service	Description	Current Market
LMNT	Electrolyte drink mix	Hydration focused consumers and primarily sells directly to consumers via established e-commerce platforms.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

The majority of the market sells products that are high in sugar and low in electrolytes, in particular sodium. On the contrary, the Company's products are high in electrolytes and contain no sugar.

Customer Base

Our primary target market are health-seeking consumers looking to support their electrolyte needs.

Supply Chain

The Company is dependent upon certain third party vendors, in particular its manufacturers and distributors. In the event the Company's current third-party vendors are unable to provide services, or any issues arise with its current vendors where a change is required to be made, the Company could suffer a major disruption to its business.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6098916	**"LMNT** Elemental Labs"	Mark: Design Plus Words, Letters and/or Numbers	June 3, 2019	July 14, 2020	USA
88456799	**"LMNT ELEMENTAL LABS"**	Mark: Design Plus Words, Letters and/or Numbers	June 3, 2019	Pending	USA
6099594	**"LMNT ELEMENTAL LABS CITRUS SALT RECHARGE ELECTROLYTE DRINK MIX 1000 MG SODIUM 200 MG POTASSIUM 60 MG MAGNESIUM NO SUGAR 2G CARBS"**	Mark: Design Plus Words, Letters and/or Numbers	September 24, 2019	July 14, 2020	USA
6984164	**"LMNT"**	Mark: Design Plus Words, Letters and/or Numbers	January 12, 2022	February 21, 2023	USA
1648957	**"LMNT"**	Mark: Design Plus Words, Letters and/or Numbers	January 28, 2022	Pending	CA
1648957	**"LMNT"**	Mark: Design Plus Words, Letters and/or Numbers	January 28, 2022	August 3, 2022	EU
1648957	**"LMNT"**	Mark: Design Plus Words, Letters and/or Numbers	January 28, 2022	October 13, 2022	MX
97278828	**"DRINK LMNT"**	Mark: Standard Character Mark	February 22, 2022	Pending	USA
97519046	**"LMNT"**	Mark: Standard Character Mark	July 25, 2022	Pending	USA
1698119	**"LMNT"**	Mark: Standard Character Mark	August 18, 2022	Pending	CA

1698119	**"LMNT"**	Mark: Standard Character Mark	August 18, 2022	Pending	CN
1698119	**"LMNT"**	Mark: Standard Character Mark	August 18, 2022	Pending	EU
1698119	**"LMNT"**	Mark: Standard Character Mark	August 18, 2022	Pending	IN
1698119	**"LMNT"**	Mark: Standard Character Mark	August 18, 2022	Pending	ID
1698119	**"LMNT"**	Mark: Standard Character Mark	August 18, 2022	Pending	JP
1698119	**"LMNT"**	Mark: Standard Character Mark	August 18, 2022	Pending	MX
1698119	**"LMNT"**	Mark: Standard Character Mark	August 18, 2022	Pending	NZ
1698119	**"LMNT"**	Mark: Standard Character Mark	August 18, 2022	Pending	KR
1698119	**"LMNT"**	Mark: Standard Character Mark	August 18, 2022	Pending	UK
1698119	**"LMNT"**	Mark: Standard Character Mark	August 18, 2022	March 6, 2023	AU
97216115	**"STAY SALTY"**	Mark: Standard Character Mark	January 12, 2022	Pending	USA
97558800	**"STAY SALTY"**	Mark: Standard Character Mark	August 22, 2022	Pending	USA
1686928	**"STAY SALTY"**	Mark: Standard Character Mark	August 23, 2022	Pending	AU
1686928	**"STAY SALTY"**	Mark: Standard Character Mark	August 23, 2022	Pending	CA
1686928	**"STAY SALTY"**	Mark: Standard Character Mark	August 23, 2022	Pending	CN
1686928	**"STAY SALTY"**	Mark: Standard Character Mark	August 23, 2022	Pending	ID
1686928	**"STAY SALTY"**	Mark: Standard Character Mark	August 23, 2022	Pending	JP
1686928	**"STAY SALTY"**	Mark: Standard Character Mark	August 23, 2022	Pending	MX
1686928	**"STAY SALTY"**	Mark: Standard Character Mark	August 23, 2022	Pending	KR
1686928	**"STAY SALTY"**	Mark: Standard Character Mark	August 23, 2022	February 15, 2023	EU

1686928	**"STAY SALTY"**	Mark: Standard Character Mark	August 23, 2022	December 22, 2022	UK
1686928	**"STAY SALTY"**	Mark: Standard Character Mark	August 23, 2022	February 28, 2023	NZ
97558841	**"SALTY AF"**	Mark: Standard Character Mark	August 22, 2022	Pending	USA
1685779	**"SALTY AF"**	Mark: Standard Character Mark	August 23, 2022	Pending	AU
1685779	**"SALTY AF"**	Mark: Standard Character Mark	August 23, 2022	Pending	CA
1685779	**"SALTY AF"**	Mark: Standard Character Mark	August 23, 2022	Pending	CN
1685779	**"SALTY AF"**	Mark: Standard Character Mark	August 23, 2022	Pending	ID
1685779	**"SALTY AF"**	Mark: Standard Character Mark	August 23, 2022	Pending	JP
1685779	**"SALTY AF"**	Mark: Standard Character Mark	August 23, 2022	Pending	MX
1685779	**"SALTY AF"**	Mark: Standard Character Mark	August 23, 2022	Pending	KR
1685779	**"SALTY AF"**	Mark: Standard Character Mark	August 23, 2022	February 8, 2023	EU
1685779	**"SALTY AF"**	Mark: Standard Character Mark	August 23, 2022	December 15, 2022	UK
1685779	**"SALTY AF"**	Mark: Standard Character Mark	August 23, 2022	February 28, 2023	NZ
97558875	**"NO DODGY INGREDIENTS"**	Mark: Standard Character Mark	August 22, 2022	Pending	USA
97558887	**"HEALTH THROUGH HYDRATION"**	Mark: Standard Character Mark	August 22, 2022	Pending	USA
97558900	**"THIS SALT IS ON A MISSION"**	Mark: Standard Character Mark	August 22, 2022	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Domain Names

The Company owns the drinklmnt.com domain name.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
James Murphy	CEO, Co-Founder and Chairman of the Board	CEO and Co-Founder of Drink LMNT, 2018 – Present Responsible for sales, operations, and general CEO responsibilities CEO and Founder of Proton Fitness, LLC, 2012- Present	Yale University, B.A., Humanities, 2011
Robb Wolf	Vice President, Co-Founder and Vice Chairman of the Board	Vice President and Co-Founder of Drink LMNT, 2018 – Present Provides critical leadership within product formulation, scientific research, and community-driven brand building to LMNT Healthy Rebellion Podcast Host Cover topics ranging from metabolic flexibility to circadian biology to gut health and much more	California State University Chico, B.S., Biochemistry, 1998
Brianna Segerson	Chief Operating Officer and Corporate Secretary	COO of Drink LMNT, 2019- Present Responsible for supply chain, fulfillment, operations, and general responsibilities COO of Proton Fitness, LLC, 2019- Present Director of Acquisitions, Albion Residential, 2015- 2018 Responsible for sourcing, analyzing and the carrying out of all due diligence related to prospective acquisition targets	Yale University, B.A., Psychology, 2013

		Co-Founder of Drink LMNT, 2018 – Present Provides critical leadership within product formulation, scientific research, and community-driven brand building to LMNT Co-Founder of Ketogains, 2007-Present Responsible for general responsibilities needed to build, maintain and grow online community following an evidence-based protocol to achieve optimal body composition and health.	Universidad Iberoamericana, Mexico, B.S., Business Administration and Marketing plus Marketing post-graduation studies, 2002
Luis Villaseñor	Key Person and Co-Founder		
Nicki Violetti	Key Person and Co-Founder	Co-Founder of Drink LMNT, 2018 – Present Provides critical leadership within product formulation, scientific research, and community-driven brand building to LMNT Host of Healthy Rebellion podcast and platform Cover topics ranging from metabolic flexibility to circadian biology to gut health and much more	University of California San Diego, B.A., Economics, 2001

Biographical Information

James Murphy: James' work in consumer natural products ranges from building the #1 digestive health supplement brand in the country to investments in over two dozen natural products companies, with exits to publicly traded consumer products companies. Like many on the LMNT team, James was a collegiate athlete and loves staying active in fitness pursuits.

Robb Wolf: Robb is a 2x New York Times bestselling author of The Paleo Solution and Wired to Eat, is a former research biochemist and one of the world's leading experts in Paleolithic nutrition. He has transformed the lives of tens of thousands of people around the world via his top ranked iTunes podcast and wildly popular seminar series.

Brianna Segerson: From a collegiate athlete to new mom, Brianna has been in life-long pursuit of optimal wellness. Her career started in real estate overseeing more than $450MM in development and acquisitions before she pivoted from real estate into the consumer natural products space. Her experience valuing properties and businesses is complemented by an extensive understanding of supply chain, operations, and human-centered organizational leadership.

Luis Villaseñor: Luis is a key person and Co-Founder of the Company. He is also Co-Founder of Ketogains, a diet and lifestyle driven program for radically positive health outcomes. Luis is regarded as one of the most experienced and knowledgeable persons in the Low-Carb/Ketogenic dieting space and is the industry's go-to when applying a low-carb diet to effective Bodybuilding and Strength Training.

<u>Nicki Violetti</u>: Nicki is a key person and co-founder of LMNT. She has been at the forefront of health for two decades, founding the 4th CrossFit affiliate gym as well as leading digitally-enabled health communities. Currently, Nicki is a host of the Healthy Rebellion podcast and platform, where she and Robb cover topics ranging from metabolic flexibility to circadian biology to gut health and much more.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees. All of the Company's employees are provided via a Services Agreement with Proton Fitness, LLC, for which James Murphy, the Company's CEO and Co-Founder, is an indirect majority owner. See the section titled "*Transactions with Related Persons and Conflicts of Interest*" for more information regarding this related party transaction.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 15,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), 100 shares of supervoting class stock, par value $0.0001 per share (the "**Supervoting Class Stock**"), 612,125 shares of Series A-1 preferred stock, par value $0.0001 per share (the "**Series A-1 Preferred Stock**") and 881,000 shares of Series A-2 preferred stock, par value $0.0001 per share (the "**Series A-2 Preferred Stock**") (the Series A-1 Preferred Stock and Series A-2 Preferred Stock, collectively, the "**Preferred Stock**"). Additionally, the Company has established the Drink LMNT Company Stock Plan for which 2,889,000 shares of Common Stock are reserved for issuance thereunder.

At the filing of this Form C-AR, 8,357,904 shares of Common Stock (of which 877,904 shares are restricted share awards ("RSAs") vested under the Drink LMNT Company Stock Plan), 100 shares of Supervoting Class Stock, 612,125 shares of Series A-1 Preferred Stock and 881,000 shares of Series A-2 Preferred Stock are issued and outstanding. The Company also has outstanding 588,017 unvested RSAs which vest as the underlying services subject to the agreement are performed or over the remaining service period required by the underlying award. Additionally, the Company has an additional 1,423,079 shares of Common Stock available for issuance under the Drink LMNT Company Stock Plan.

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,357,904*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share**
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*Does not include 588,017 unvested Restricted Share Awards subject to vesting requirements.
**Common Stockholders and Supervoting Class Stockholders vote together as a single class to elect all of the directors of the Company.

Type	Supervoting Class Stock*
Amount Outstanding	100
Par Value Per Share	$0.0001
Voting Rights	1,000,000 votes per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Supervoting Class Stock which may dilute the Security.

*These shares may not be convertible into any other shares of the Company's capital stock.

Type	Series A-1 Preferred Stock
Amount Outstanding	612,125
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price of $4.00 per share, subject to adjustment; (b) Right to receive dividends payable when declared (non-cumulative), pari passu with the holders of Common Stock and Supervoting Class Stock; (c) Liquidation Preference equal to Original Issue Price plus declared but unpaid dividends; (d) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; (e) Automatic conversion into Common Stock upon a public offering; (f) Protective provisions so long as shares of Preferred Stock are outstanding
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A-1 Preferred Stock which may dilute the Security.

Type	Series A-2 Preferred Stock*
Amount Outstanding	881,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	Yes
Other Rights	(a) Original Issue Price of $4.00 per share, subject to adjustment; (b) Right to receive dividends payable when declared (non-cumulative), pari passu with the holders of Common Stock and Supervoting Class Stock; (c) Liquidation Preference equal to Original Issue Price plus declared but unpaid dividends; (d) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; (e) Automatic conversion into Common Stock upon a public offering; (f) Protective provisions so long as shares of Preferred Stock are outstanding.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A-2 Preferred Stock which may dilute the Security.

*The Series A-2 Preferred Stock was issued on May 24, 2021 after conversion of outstanding SAFEs of the Company in the amount of $881,000 at a conversion price of $1.00 per share.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have any outstanding options, Safes, convertible notes or warrants.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$267,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $60,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$536,096
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $60,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$624,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $148,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

Type	Crowd SAFE Reg CF Offering (Simple Agreement for Future Equity)
Face Value	$2,145,765
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $200,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs which may dilute the Security.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$1,618,500*
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $200,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs which may dilute the Security.

*Pursuant to a Pro-Rata Rights Agreement, investors will have the right to purchase their pro rata share of private placements of securities by the Company occurring after a defined Equity Financing.

Outstanding Debt

The Company has no debt outstanding.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$748	7,480,000	N/A	December 30, 2019	Section 4(a)(2)
Common Stock-Restricted Share Awards*	$143	1,465,921	N/A	December 4, 2020-November 20, 2022	Rule 701
Series A-1 Preferred Stock	$2,448,500	612,125	General Working Capital	May 24, 2021	Reg. D Rule 506(b)
Series A-2 Preferred Stock	N/A**	881,000	General Working Capital	May 24, 2021	Reg. D Rule 506(b)
SAFEs**	$881,000	3	General Working Capital	December 18, 2019; January 22, 2020; February 11, 2020	Section 4(a)(2)
SAFEs	$267,000	3	General Working Capital	August 3, 2021; October 15, 2021	Section 4(a)(2)
Crowd SAFE (Simple Agreement for Future Equity)	$536,095	608	General Working Capital	October 8, 2021	Reg. CF
Crowd SAFE (Simple Agreement for Future Equity)	$2,145,765	2,543	General Working Capital	August 16, 2022	Reg. CF
SAFEs	$624,000	1	General Working Capital	May 20, 2022	Section 4(a)(2)
SAFEs	$1,618,500	5	General Working Capital	August 17, 2022 September 9, 2022	Section 4(a)(2)
Supervoting Class Stock	$189	100	N/A	January 27, 2023	Section 4(a)(2)

*Issued pursuant to the Drink LMNT Company Stock Plan. Includes 588,017 unvested Restricted Share Awards subject to vesting requirements.
**Series A-2 Preferred Stock were issued on May 24, 2021 as a result of the conversion of outstanding SAFEs issued by the Company in the amount of $881,000 at the conversion rate of $1.00 per share.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
James Murphy	3,740,000 shares of Common Stock 100 shares of Supervoting Class Stock	93.93%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Operations

The Company manufactures and distributes a packaged powdered electrolyte drink mix formulated with a ratio of sodium, potassium and magnesium that contains no sugar, gluten, fillers or artificial ingredients. The Company primarily sells products through established e-commerce platforms.

The Company was originally formed in Florida as Elemental Labs, LLC on October 5, 2018. The Company was converted to a Delaware corporation on December 30, 2019.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. At February 28, 2023, the Company primarily maintains deposits and highly liquid investments in one financial institution, which exceeds amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

As of February 28, 2023, the Company had an aggregate of approximately $16,812,103 in cash and cash equivalents. The Company is currently profitable and has sufficient financial resources to continue to operate.

Liquidity and Capital Resources

In October 2021, the Company completed an offering pursuant to Regulation CF and raised $536,095. Additionally, in August 2022, the Company completed an offering pursuant to Regulation CF and raised $2,145,765.

Capital Expenditures and Other Obligations

As discussed further in "Transactions with Related Persons and Conflicts of Interest," in February and March 2023, an affiliate of the Company, Salt House Properties ("SHP") entered into three separate purchase agreements to acquire three separate commercial real estate properties located in Big Sky, Montana. It is expected that the preceding acquisitions, along with subsequent build-out and renovations, will be funded by the Company with a corresponding Promissory Note and Security Agreement executed by the respective parties. Post-closing, it is expected that SHP will obtain commercial mortgage financing for the real estate, which will reduce amounts payable to the Company under the Promissory Note. It is also expected that the Company will serve as a guarantor on the mortgage financing provided to SHP. The Company anticipates using the commercial real estate for retail, office and brand promotion purposes.

Valuation

The Company has ascribed no valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(1) The Company is a party to a Services Agreement ("Proton Services Agreement") with Proton Fitness, LLC ("Proton Fitness"). Employees of Proton Fitness provide nearly all services required for the operation of the Company (including without limitation, strategic planning, accounting, information and technology, human resources/benefits, finance and audit, software and other technology development, product development, branding, marketing and sales support, website development and maintenance, procurement, insurance risk/management, and business advisory) in return for reimbursement of all direct and indirect, fully-burdened actual operating expenses for providing the services. James Murphy is an officer and director of the Company as well as an owner of Proton Venture CPG, LLC, a major stockholder in the Company. Mr. Murphy is also a manager and member of Proton Fitness. As of December 31, 2022, payments under the Proton Services Agreement for 2022 totaled approximately $4,110,000.

(2) The Company also has entered into a Working Capital Reserve Agreement with Proton Fitness. Under the agreement, the Company deposits a cash reserve with Proton Fitness to be used for normal expenses and contingencies incurred by Proton Fitness. Expenses include, but are not limited to payroll, rent and other general and administrative expenses related to the day-to-day operations of Proton Fitness. The cash reserve may be adjusted and is subject to replenishment, upon written consent, by the Company if used by Proton Fitness. As of December 31, 2022, the Company had $813,000 held in reserve at Proton Fitness.

(3) In June 2022, the Company entered into a Promissory Note and Security with SHP an affiliated entity owned by the Company's CEO, James Murphy, and one of the Company's founders, providing the financing for the acquisition of certain residential real estate located in Big Sky, Montana by SHP. The principal amount of the Promissory Note is $2,500,000, plus any mutually agreed upon capital expenditures, with interest only payments at an annual rate of 6.0%, subject to adjustment based on the published Applicable Federal Rates by the Internal Revenue Service, or the maximum amount allowed by applicable law. The Promissory Note

is due and payable on May 31, 2032 subject to earlier prepayment as specified within the Promissory Note. The Company and SHP may mutually agree to a different maturity date. The Promissory Note is secured by the acquired residential real estate via the Security Agreement, including the furniture and fixtures within it. In the event the residential real estate is sold, all proceeds from the sale, including the furniture and fixtures sold separately, will be paid by SHP to the Company, with the Company retaining any amounts from such sales in excess of all remaining amounts owed under the Promissory Note. If the proceeds from such sales are less than the remaining amounts owed under the Promissory Note, SHP will have no further obligations to the Company.

(4) In June 2022, the Company entered into a lease agreement with SHP for the use of the residential real estate property in Big Sky, Montana. The term of the lease agreement is one year, ending on May 31, 2023, with the Company having the ability to extend the lease for an additional one-year term with 30 days prior notice. The monthly lease payment is $16,000 and may be subject to escalation as mutually agreed to by the Company and SHP. The lease automatically terminates upon the closing date of the sale of the property.

(5) The Company sponsors Robb Wolf's podcast (The Healthy Rebellion Radio), email and social media platform by payment of a $4,166 industry standard monthly fee to Bado Gato, LLC owned by Mr. Wolf. Mr. Wolf is an officer and director of the Company.

(6) On February 17, 2023, an affiliate of the Company, SHP entered into a purchase agreement to acquire certain commercial office real estate located in Big Sky, Montana for $1,300,000. Closing is scheduled for April 2023 and is dependent on the review and approval of property inspections and other customary closing conditions. In conjunction with the purchase agreement, the Company funded the $50,000 earnest money deposit to SHP serving to increase the Note between the two entities. It is expected the Company will fund the remainder of the purchase price to SHP at closing through cash on-hand. Post-closing, it is anticipated that SHP will obtain commercial mortgage financing for the acquisition.

(7) On February 18, 2023, SHP entered into a separate purchase agreement to acquire certain commercial retail real estate located in Big Sky, Montana for $1,400,000. Closing is scheduled for April 2023 and is dependent on the review and approval of property inspections and other customary closing conditions. In conjunction with the purchase agreement, the Company funded the $100,000 earnest money deposit to SHP serving to increase the Note between the two entities. It is expected the Company will fund the remainder of the purchase price to SHP at closing through cash on-hand. Post-closing, it is anticipated that SHP will obtain commercial mortgage financing for the acquisition.

(8) On March 8, 2023, SHP entered into a separate purchase agreement to acquire certain commercial retail real estate located in Big Sky, Montana for $1,675,000. Closing is scheduled for April 2023 and is dependent on the review and approval of property inspections and other customary closing conditions. In conjunction with the purchase agreement, the Company funded the $100,000 earnest money deposit to SHP serving to increase the Note between the two entities. It is expected the Company will fund the remainder of the purchase price to SHP at closing through cash on-hand. Post-closing, it is anticipated that SHP will obtain commercial mortgage financing for the acquisition.

(9) On March 15, 2023, the Company entered into an agreement with a Co-Founder and indirect material stockholder of the Company, and his affiliates, whereby the Company agreed to repurchase all of the Co-Founder's, and his affiliates, shares in the Company for $14,000,000 and a five-year non-competition provision. The closing is expected to occur on or around April 14, 2023. The Company intends to obtain financing for the purpose of funding the amounts payable under this agreement.

EXHIBIT B
FINANCIALS (AUDITED)
(EXHIBIT B TO FORM C-AR)
April 11, 2023

Drink LMNT, Inc.





DRINK LMNT, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

December 31, 2022 and 2021



TABLE OF CONTENTS

GOLDSTEIN & LOGGIA CPA'S, LLC
707 TENNENT ROAD
MANALAPAN, NJ 07726
(732) 617-7004

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Drink LMNT, Inc.
Billings, Montana

We have audited the accompanying financial statements of Drink LMNT, Inc. (the "Company"), which comprise the Balance Sheets as of December 31, 2022 and 2021, and the related Statements of Operations, Changes in Stockholders' Equity and Statements of Cash Flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted accounting in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

3

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted accounting standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if, there is a substantial likelihood that, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with generally accepted accounting standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Goldstein & Loggia CPA's, LLC
Goldstein & Loggia CPA's, LLC
March 15, 2023

DRINK LMNT, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(DOLLARS IN THOUSANDS)

	2022	2021
Net sales	$ 78,714	$ 31,589
Cost of products sold	26,688	10,058
Gross profit	52,026	21,531
Selling, marketing and brand expense	32,939	17,263
Product development expense	922	421
General and administrative expense	2,999	780
Sales and use tax expense	331	413
Total operating expenses	37,191	18,877
INCOME FROM OPERATIONS	14,835	2,654
Interest and other income	286	-
Income tax expense	3,976	680
NET INCOME	**$ 11,145**	**$ 1,974**

The accompanying notes are an integral part of the financial statements.

DRINK LMNT, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2021
(DOLLARS IN THOUSANDS, EXCEPT PAR VALUES)

	2022	2021
ASSETS		
Cash and cash equivalents	$ 19,011	$ 6,554
Accounts receivable, net	1,607	644
Inventories	8,495	3,138
Prepaid and other assets	1,888	563
Note receivable from affiliate	2,494	0
Total Assets	**$ 33,495**	**$ 10,899**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$ 6,041	$ 2,490
Sales and income taxes payable	4,844	1,243
Other liabilities	45	48
	10,930	3,781
Simple agreements for future equity (SAFEs), net	5,031	770
Total Liabilities	**15,961**	**4,551**
STOCKHOLDERS' EQUITY		
Series A-1 preferred stock, $0.0001 par value, 1,000,000 shares authorized, 612,125 issued and outstanding as of December 31, 2022 and December 31, 2021	0	0
Series A-2 preferred stock, $0.0001 par value 881,000 shares authorized, issued and outstanding as of December 31, 2022 and December 31, 2021	0	0
Common stock, $0.0001 par value, 15,000,000 shares authorized, 8,322,712 shares issued and 8,312,712 outstanding as of December 31, 2022 and 8,140,188 issued and outstanding as of December 31, 2021	1	1
Additional paid-in-capital	3,709	3,663
Retained earnings	13,829	2,684
Treasury stock, at cost, 10,000 and 0 shares in 2022 and 2021, respectively	(5)	0
Total Stockholders' Equity	**17,534**	**6,348**
Total Liabilities and Stockholders' Equity	**$ 33,495**	**$ 10,899**

The accompanying notes are an integral part of the financial statements.

DRINK LMNT, INC.
CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2022 AND 2021
(DOLLARS IN THOUSANDS)

	Series A-1 Preferred Stock		Series A-2 Preferred Stock		Common Stock		Additional paid-in capital	Retained earnings (Deficit)	Treasury Common Stock		Total
	Shares	Par value	Shares	Par value	Shares	Par value			Shares	Amount	
BALANCE, December 31, 2020	-	$ -	-	$ -	7,817,179	$ 1	$ 288	$ 710	-	$ -	$ 998
Proceeds from Series A-1 preferred stock issuance	612,125	0	-	-	-	-	2,449	-	-	-	2,449
Conversion of SAFEs into Series A-2 preferred stock	-	-	881,000	0	-	-	881	-	-	-	881
Share based compensation	-	-	-	-	323,009	0	46	-	-	-	46
Net income	-	-	-	-	-	-	-	1,974	-	-	1,974
BALANCE, December 31, 2021	612,125	$ 0	881,000	$ 0	8,140,188	$ 1	$ 3,663	$ 2,684	-	$ -	$ 6,348
Share based compensation	-	-	-	-	182,524	0	46	-	-	-	46
Share repurchase									(10,000)	(5)	(5)
Net income	-	-	-	-	-	-	-	11,145	-	-	11,145
BALANCE, December 31, 2022	612,125	$ 0	881,000	$ 0	8,322,712	$ 1	$ 3,709	$ 13,829	(10,000)	$ (5)	$ 17,534

The accompanying notes are an integral part of the financial statements.

DRINK LMNT, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021
(DOLLARS IN THOUSANDS)

	2022	2021
Cash flows from operating activities:		
Net income	$ 11,145	$ 1,974
Share-based compensation	46	46
Adjustments to reconcile net income to net cash provided by operating activities:		
Effect on cash of changes in operating assets and liabilities:		
Accounts receivable	(963)	(460)
Inventories	(5,357)	(2,674)
Prepaid and other assets	(1,325)	112
Note receivable from affiliate	(2,494)	-
Accounts payable and accrued expenses	3,551	2,073
Sales and income taxes payable	3,601	897
Other liabilities	(3)	43
Net cash provided by operating activities	8,201	2,011
Cash flows from financing activities		
Issuances of simple agreements for future equity (SAFEs), net	4,261	770
Redemption of SAFEs	-	(881)
Conversion of SAFEs into Series A-2 preferred stock	-	881
Proceeds from of Series A-1 preferred stock issuance	-	2,449
Repurchase of common shares outstanding	(5)	-
Net cash provided by financing activities	4,256	3,219
Net increase in cash and cash equivalents	12,457	5,230
Cash and cash equivalents, beginning of year	6,554	1,324
Cash and cash equivalents, end of period	$ 19,011	$ 6,554
Supplemental disclosure of cash flow information:		
Cash paid during the years ended		
Income taxes	$ 907	$ 248

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF OPERATIONS

Drink LMNT, Inc. (or the "Company" "our" "we"), is a Delaware corporation organized on December 30, 2019. The Company was originally formed as a limited liability company under the name Elemental Labs, LLC, on October 5, 2018 and initiated operations in December of the same year. Pursuant to Articles of Conversion filed on December 30, 2019, Elemental Labs, LLC converted into a Delaware corporation, Drink LMNT, Inc., in exchange for the issuance of 7,480,000 shares of common stock.

The Company manufactures and distributes a packaged powdered electrolyte drink mix formulated with a ratio of sodium, potassium and magnesium that contains no sugar, gluten, fillers or artificial ingredients. The Company primarily sells products through established e-commerce platforms.

The Company is headquartered and qualified to conduct business in Florida. The Company's principal office is in Big Sky, Montana. Our revenues are derived primarily from operations in the United States, and to a lesser extent, Canada and select other international locations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of presentation

The accounts are maintained and the financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and accompanying notes. Actual results could differ from these estimates and assumptions.

Transactions with affiliates

In October 2018, the Company entered into a Services Agreement with an affiliated entity (the "Affiliate"). Under the Services Agreement, the Affiliate provides product development, marketing, management and other related services at an amount equal to all direct and indirect, fully burdened actual operating expenses incurred by the Affiliate. Refer to Note 6 – Transactions with Affiliates for additional information.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Transactions with affiliates (continued)

In June 2022, the Company entered into a Promissory Note and Security Agreement with an affiliated entity ("Salt House Properties LLC" or "SHP") in the amount of $2,500 for the purpose of the affiliate's acquisition of certain residential real estate located in Big Sky, Montana. Refer to Note 6 – Transactions with Affiliates for additional information.

Risks and uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, competition from substitute products and services from larger companies, changes in consumer taste, dependence on key individuals and affiliate relationships, and continuation of key partnerships with third parties involved in the production, sale and distribution of our products.

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and results of its operations.

Certain of the Company's products utilize components, such as raw materials, from a limited number of sources. A disruption in the supply of such materials could significantly impact the Company's revenues, as alternative sources may not be available at commercially reasonable rates or within an acceptable period.

The Company utilizes third-party ecommerce platforms, such as Amazon and Shopify, to market its products. Any disruption or non-compliance with the respective platform's rules and regulations could significantly impact the Company's ability to sell and market products to consumers.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. At December 31, 2022 and 2021, the Company had $18,723 and $0 in highly liquidity investments with an original maturity date of one month. Cash and cash equivalents are recorded at cost, which approximates fair value. At December 31, 2022, the Company primarily maintains deposits and highly liquid investments in one financial institution, which exceeds amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

(DOLLARS IN THOUSANDS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounts receivable, net

Accounts receivable are stated at amounts management expects to collect from outstanding balances. Most of the Company's customers are not extended credit and pay at the time of order, and therefore, time to maturity for receivables is short and consists of receipt of funds from payment processors. For a small number of wholesale customers trade credit is extended on a short-term basis based upon evaluation of the customer's financial condition. Collateral is not required. Management provides for uncollectible amounts through a charge to earnings based on its assessment of the status of individual accounts. The Company believes its accounts receivable credit risk exposure is limited and has not experienced any significant write-offs throughout its operating history.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories primarily consist of packaged finished products and are recorded using the weighted average cost method. Raw materials, purchased in case of disruption to the Company's supply chain, consisting of core product ingredients, are recorded on a specific identification basis. Costs associated with purchase and transport are recorded as inventory.

The Company periodically reviews the value of items in inventory and if applicable, provides write-downs or write-offs of inventory based on its assessment of slow-moving or obsolete inventory. During 2022, we recorded a charge of $451 to expense certain obsolete raw materials incompatible with current product formulas and certain finished goods inventory. This expense was recorded to cost of goods sold and reduced the Company's gross margin for the twelve months ended December 31, 2022. As of December 31, 2022, and 2021, all the Company's inventory, including raw materials, was stored in warehouses owned by third parties and customer fulfillment service providers.

Vendor rebates

The Company had an arrangement with a vendor that entitled them to receive a rebate of a specified amount when they achieve contractually defined metrics, generally related to volume and timing of purchases from the vendor. These vendor rebates are applied as a reduction to the cost of inventories. During 2022 and 2021, the Company earned approximately $465 and $168, respectively, in rebates from vendors.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

The Company does not have any property or equipment. When the Company invests in property and equipment, it will be stated at cost less accumulated depreciation. Depreciation and amortization will be calculated using the straight-line method over the estimated useful life of the respective assets.

Revenue recognition

Effective January 1, 2019, the Company adopted *Accounting Standards Codification 606, Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied.

Our net sales predominantly reflect the sale of packaged electrolyte drink mixes. The customer is most often the end-use consumer, and to a lesser extent, wholesaler or retailer. Each contract typically includes a single performance obligation to transfer control of the products to the customer. Depending on the contract, control is transferred when the products are either shipped or delivered to the customer, at which point we recognize the transaction price for those products as net sales. The transaction price recognized at that point reflects our estimate of the consideration to be received in exchange for the products.

For product sales directly shipped to the customer, control, title and risk of loss is transferred at shipping point. For product sales directly to wholesalers or retailers, the Company recognizes revenue when persuasive evidence of an arrangement exists, which includes a purchase order, fixed price, transfer of title, collection of the resulting receivable is reasonably assured and there are no customer acceptance requirements or remaining obligations.

Net sales exclude taxes we collect from customers that are imposed by various local, state and foreign governments on our sales. Net sales include any amounts we bill customers for shipping and handling activities related to the products. We recognize the cost of those activities in cost of products sold during the same period in which we recognize the related net sales.

Sales returns are treated as a reduction of sales.

Cost of products sold

Cost of products sold is primarily comprised of the direct materials, supplies and costs incurred to convert purchased materials and supplies into finished products. Cost of products sold also includes inbound freight costs, internal transfer costs, warehousing, fulfillment costs and costs associated with shipping and distribution to end-use consumers.

(DOLLARS IN THOUSANDS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Selling, marketing and brand expense

Selling, marketing and brand expense is primarily comprised of advertising, promotional and marketing placement fees paid to third-party e-commerce platforms. Also, included within selling, marketing and brand expense are fees paid to third parties to aid and develop digital advertising campaigns on social media and e-commerce platforms such as Facebook, Google and Amazon. Advertising costs, charged to expense as incurred or when the advertisements first take place, include internet, digital and internet broadcasting advertisement placements.

Non-advertising related components reported in selling, advertising and brand expense include consumer and brand promotions, partnerships with third-party affiliates and brand representatives, product sampling and other sales aids. Product sampling costs, net of any funds collected for shipping and handling, totaled $2,316 for the year ended December 31, 2022 and $2,404 for the year ended December 31, 2021. Accounting for endorsement and sponsorship payments are based on the specific individual contract provisions.

Selling, marketing and brand expenses, including related costs of product sampling, amounted to $32,939 and $17,263 for the years ended December 31, 2022 and 2021, respectively.

Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. In addition, a valuation allowance is established to reduce any deferred tax asset for which it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

Tax positions are evaluated in a two-step process. The Company first determines whether it is more likely than not that a tax position will be sustained upon examination. If a tax position meets the more likely than not threshold, it is then measured to determine the amount of expense to record in the financial statements. The tax position is measured as the largest amount of expense that is greater than 50 percent likely to be realized upon ultimate settlement. The Company recognizes the potential accrued interest and penalties related to unrecognized tax benefits within income tax expense. Management believes any such positions are immaterial to the overall financial statements of the Company as of December 31, 2022, and 2021.

The Company is currently taxed as a corporation for federal and state income tax purposes. When filed, the Company's federal and state income tax returns for the years ended December 31, 2022, 2021 and 2020, will remain subject to examination by the relevant taxing authorities.

(DOLLARS IN THOUSANDS)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation

In June 2018, FASB amended *ASU No. 2018-07, Compensation – Stock Compensation*, to expand the scope of *Topic 718, Compensation – Stock Compensation*, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The Company has adopted the provisions of ASU No. 2018-07. Refer to Note 7 – Share Based Compensation, for additional information.

The Company accounts for stock-based compensation under the provisions of FASB ASC 718. The Company recognizes expense for non-employee restricted stock awards in the same period(s) and in the same manner as though the entity had paid cash for the underlying services provided. Accordingly, the Company recognizes the cost of non-employee restricted share awards during the period when the underlying services are received or performed by the non-employee.

Compensation expense for non-employee restricted stock awards is measured based on the estimated fair value of the underlying award as of the date of grant. The Company reviews restricted stock awards on an award-by-award basis to determine if vesting of the award pertains to a service or performance condition. As such, compensation cost is recognized (1) on the date of grant for restricted share awards with no future service or performance condition, (2) at the time when the underlying service has been performed or rendered, or (3) on a straight-line basis over the defined service period. The Company accounts for forfeitures as they occur.

Fair value of financial instruments

The Company calculates the fair value of its assets and liabilities, which qualify as financial instruments and includes this information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash and cash equivalents, accounts receivable and accounts payable approximate the carrying amounts due to the relatively short maturity of these instruments. As of December 31, 2022 and 2021, none of these instruments were held for trading purposes.

Taxes collected from customers

In the course of doing business, the Company collects taxes from customers, including but not limited to sales taxes. The Company does not include the taxes collected as a component of revenues.

14

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

SAFE issuance costs

Costs incurred in connection with the issuance of the Company's Simple Agreements for Future Equity (SAFEs) have been recorded as a direct reduction against the SAFEs issued.

Recent accounting pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued guidance (Accounting Standards Codification ("ASC") 842, Leases) to increase transparency and comparability among organizations by requiring the recognition of right-of-use ("ROU") assets and lease liabilities on the balance sheet. Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. Under the standard, disclosures are required to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases.

The Company elected the package of practical expedients permitted under the transition guidance, allowing the Company to carry forward conclusions related to: (a) whether expired or existing contracts contain leases; (b) lease classification; and (c) initial direct costs for existing leases. The Company has elected not to record operating lease right-of-use assets or lease liabilities associated with leases with durations of 12 months or less. The Company elected the practical expedient allowing aggregation of non-lease components with related lease components when evaluating the accounting treatment for all classes of underlying assets.

The Company adopted this standard effective January 1, 2022 using the modified retrospective approach. In transitioning to ASC 842, the Company elected to use the practical expedient package available at the time of implementation and did not elect to use hindsight. These elections have been applied consistently to all leases existing at, or entered into after, January 1, 2022 (the beginning of the period of adoption). The standard did not materially impact our financial statements. Lease disclosures for the year ended December 31, 2021 are made under prior lease guidance in FASB ASC 840.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (1) provide supplemental guidance, (2) are technical corrections, (3) are not applicable or (4) are not expected to have a material impact on our financial statements.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously reported results of operations.

DRINK LMNT, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND 2021
(DOLLARS IN THOUSANDS)

NOTE 3 – FAIR VALUE MEASUREMENTS

GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

December 31, 2022	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$19,011	-	-	$19,011

December 31, 2021	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$6,554	-	-	$6,554

NOTE 4 – INVENTORIES

Inventories consist of the following:

	2022	2021
Raw materials	$428	$0
Finished goods	8,067	3,138
Inventories	$8,495	$3,138

(DOLLARS IN THOUSANDS)

NOTE 5 – PREPAID EXPENSES AND OTHER ASSETS

The Company prepays certain advertising and marketing expenses along with other general and administrative expenses. The Company amortizes the prepaid expenses over the economically beneficial periods; none of the periods exceed twelve months. As of December 31, 2022, and 2021 the company had prepaid expenses of $875 and $237, respectively.

Restricted cash of $100 is included in Prepaid and other assets on the balance sheet as of December 31, 2022, and represents amounts pledged as collateral for exploring a possible financing arrangement with a lender. The Company has not entered into any financing arrangements or contracts and no amounts are outstanding or due.

NOTE 6 – TRANSACTIONS WITH AFFILIATES

In October 2018, the Company entered into a Services Agreement (the "Agreement") with an affiliated entity (the "Affiliate"). The Affiliate is a provider of product development, marketing, management and related services ("Services") to affiliated companies offering health and wellness consumer products. Under the Services Agreement, the Affiliate determines the resources and facilities to be used in rendering the Services and performs the Services by means of its employees or contractors hired by the Affiliate. The manner and means by which the Affiliate chooses to select, hire, train, assign, compensate, correct reassign or dismiss employees or contractors to perform the Services are in the sole discretion of the Affiliate. As of December 31, 2022 and 2021, the Company did not have any direct employees.

The Services provided by the Affiliate may include, but are not limited to, strategic planning, accounting, information and technology, human resources, finance and internal audit, software and other technology development, product development, branding, marketing and sales support, website development and maintenance, procurement, insurance, risk management and business advisory. In consideration of the Services performed, the Company pays the Affiliate an amount equal to all direct and indirect, fully burdened actual operating expenses for providing the Services with indirect costs allocated based on methods as mutually agreed to be consistent and reasonable.

Unless terminated, the Agreement automatically renews for consecutive three-month periods. The Company or the Affiliate may terminate this Agreement for any reason upon ninety days prior written notice or no less than ten days written notice upon either party materially breaching any term of the Agreement. The Agreement may be terminated by either party immediately on notice upon the bankruptcy or liquidation of the other party.

During the years ended December 31, 2022 and 2021, the Affiliate charged the Company $4,110 and $1,905, respectively, for professional services and operating expenses incurred.

(DOLLARS IN THOUSANDS)

NOTE 6 – TRANSACTIONS WITH AFFILIATES (continued)

The Company has also entered a Working Capital Reserve Agreement with the Affiliate. Under the Agreement, the Company shall deposit a cash reserve with the Affiliate to be used for normal expenses and contingencies incurred by the Affiliate. Expenses include, but are not limited to payroll, rent and other general and administrative expenses related to the day-to-day operations of the Affiliate. The cash reserve deposited with the Affiliate may be adjusted and is subject to replenishment, upon written consent, by the Company if used by the Affiliate. The Company can request an audit of the Affiliate's expenses at any time, and funds deposited will be repaid to the Company if the Affiliate is removed. As of December 31, 2022 and 2021, the Company had $813 and $320, respectively, held in reserve at the Affiliate and were included in Prepaid and other assets on Balance Sheet.

In June 2022, the Company entered a Promissory Note (the "Note") and Security Agreement with SHP, an affiliated entity owned by the Company's Chief Executive Officer and one of the Company's Founders, providing the financing for the acquisition of certain residential real estate located in Big Sky, Montana by SHP. The principal amount of the Note is $2,500, plus any mutually agreed upon capital expenditures, with interest only payments at an annual rate of 6.0%, subject to adjustment based on the published Applicable Federal Rates by the Internal Revenue Service, or the maximum amount allowed by applicable law. The Note is due and payable on May 31, 2032 (10 years) subject to earlier prepayment as specified within the Note. The Company and SHP may mutually agree to a different maturity date.

The Security Agreement secures the Note by the acquired residential real estate, including the furniture and fixtures within in. In the event the residential real estate is sold, all proceeds from the sale, including the furniture and fixtures sold separately, will be paid by SHP to the Company with the Company retaining any amounts from such sales in excess of all remaining amounts owed under the Note. If the proceeds from such sales are less than the remaining amounts owed under the Note, SHP will have no further obligations to the Company with the Note and Security Agreement terminating. During 2022, the Company recognized $85 of interest income from the Note. As of December 31, 2022, the balance of the Note amounted to $2,494 is included in "Note receivable from affiliate" on the Balance Sheet.

In June 2022, the Company entered into a lease agreement with SHP for the use of the residential real estate property. The term of the lease agreement is one year, ending on May 31, 2023, with the Company having the ability to extend the lease for an additional one-year term with 30 days prior notice. The monthly lease payment is $16 and may be subject to escalation as mutually agreed to by the Company and SHP. The lease automatically terminates upon the closing date of the sale of the property. During 2022, the Company recognized $109 of rental expense.

(DOLLARS IN THOUSANDS)

NOTE 7 – SHARE BASED COMPENSATION

On December 1, 2020, Drink LMNT, inc. adopted The Company Stock Plan (the "Plan") with the purpose of retaining the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, non-employees and consultants to promote the success of the Company's business. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options, as determined at the time of grant of an Option and subject to the applicable provisions of Section 422 of the Internal Revenue Code and the regulations promulgated thereunder. Restricted Stock may also be granted under the Plan. The maximum aggregate number of shares that may be issued under the Plan is 1,639,000. As of December 31, 2022, all shares granted under the Plan consisted of Restricted Stock Awards ("RSAs").

As of December 31, 2022, 1,465,921 shares have been granted under the Plan with 173,079 shares available for issue. Of the 1,465,921 shares granted, 832,712 represent vested RSAs as of December 31, 2022.

As of December 31, 2021, 1,306,025 shares have been granted under the Plan with 332,975 shares available for issue. Of the 1,306,025 shares granted, 660,188 represent vested RSAs shares as of December 31, 2021.

The Company recorded $46 and $46 of compensation expense relating to RSAs during the years ended December 31, 2022 and 2021, respectively. Compensation expense is measured based on the estimated fair market value as of the grant date.

The weighted average fair value of RSAs granted during the years ended December 31, 2022 and 2021 was $1.04 and $0.15 per share, respectively.

	Restricted Share Awards (RSAs)	Weighted Average Fair Value
Unvested RSAs at December 31, 2021	645,837	$0.15
Granted	184,896	1.04
Vested	182,524	0.28
Forfeitures	15,000	0.25
Unvested RSAs at December 31, 2022	633,209	$0.37

As of December 31, 2022, 633,209 RSAs are expected to vest with total unrecognized compensation expense of $216, which, as applicable, is expected to be recognized when the underlying services are performed or over the remaining service period of the underlying award.

(DOLLARS IN THOUSANDS)

NOTE 8 – SIMPLE AGREEMENTS FOR FUTURE EQUITY ("SAFEs") & CROWD SAFEs

2022 SAFEs

From May 2022 to October 2022, the Company issued Investors new Simple Agreements for Future Equity ("2022 SAFEs") aggregating to $4,388, ("Purchase Amount") or $4,261 net issuance costs, under Section 4(a)(6), regulation Crowdfunding ("Reg CF") of the Securities Act of 1933 ("Crowd SAFEs").

If there is an Equity Financing, a bona fide transaction or series of transactions with the principal purpose of raising capital pursuant to which the Company issues and sells Preferred Stock at a fixed pre-money valuation, before the expiration or termination of the SAFEs, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap, or $200,000; or (2) a number of shares of Safe preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap. In connection with the issuance of Standard Preferred Stock, the Investor and Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

If there is a Liquidity Event, or a Change in Control or Initial Public Offering, before the expiration or termination of the 2022 SAFEs, the Investor will, at its option either (1) receive a cash payment equal to the Purchase Amount of the 2022 SAFEs, subject to adjustment, or (2) automatically receive from the Company a number of shares of the Company's Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with (1), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other SAFEs ("Cash-Out Investors"), then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(DOLLARS IN THOUSANDS)

NOTE 8 – SIMPLE AGREEMENTS FOR FUTURE EQUITY ("SAFEs") & CROWD SAFEs (continued)

2022 SAFEs (continued)

If there is a Dissolution Event, or (1) a voluntary termination of operations, (2) general assignment for the benefit of the Company's creditors or (3) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), before the 2022 SAFE expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution event, the assets of the Company legally available for distribution to the Investor and all holders of all other SAFEs (the "Dissolving Investors") as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amount they would otherwise be entitled to receive pursuant to the Dissolution Event.

These instruments will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (1) the issuance of stock pursuant to the Equity Financing, Liquidity Event or (2) the payment, or setting aside for payment, or amounts due to the Investor pursuant to the Liquidity Event or Dissolution Event.

2021 SAFEs

From August 2021 to October 2021, the Company issued new SAFEs ("2021 SAFEs") aggregating to $803, or $770 net of issuance costs, under Section 4(a)(6), Reg CF of the Securities Act of 1933.

If an Equity Financing, or the next sale (or series of related sales) by the Company of its equity securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000 cash or cash equivalents (excluding the conversion of any instruments convertible into or exercisable or exchange for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purchase of raising capital, occurs before the Crowd SAFEs terminate ("First Equity Financing"), the Company shall notify the Crowd SAFE Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of the Crowd SAFE without converting into Capital Stock, (2) issue to the Crowd SAFE Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Investor Purchase Amount by (y) the First Equity Financing Price.

(DOLLARS IN THOUSANDS)

NOTE 8 – SIMPLE AGREEMENTS FOR FUTURE EQUITY ("SAFEs") & CROWD SAFEs (continued)

2021 SAFEs (continued)

The "First Equity Financing Price" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Valuation Cap, or $60,000, the lowest price per share of the Equity Securities sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Valuation Cap, the SAFE Price, or the Valuation Cap divided by the Fully Diluted Capitalization. The Fully Diluted Capitalization represents the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of Preferred Stock and all outstanding vested or unvested option or warrants to purchase Capital Stock, but excluding (1) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (2) convertible promissory notes issued by the Company, (3) any SAFEs, and (4) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall be equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

The Crowd SAFEs terminate upon the earlier of (1) the issuance of shares, whether in Capital Stock or in the CF Shadow Series or (2) the payment or setting aside for payment of amounts due to the Crowd SAFE Investor through a Liquidity Event or Dissolution Event.

2021 SAFE conversions

In 2019 and 2020, the Company issued Simple Agreements for Future Equity ("SAFEs") in the amounts of $463 and $418, respectively for a total of $881. In May 2021, the Company converted all of the outstanding SAFEs into 881,000 shares of the Company's Series A-2 Preferred Stock. Refer to Note 11 for additional information and discussion on the conversion of SAFEs into Series A-2 Preferred Stock.

(DOLLARS IN THOUSANDS)

NOTE 9 – INCOME TAXES

The Company filed a corporate income tax return for the year ended December 31, 2021 and intends to file its corporate income tax return for the year ended December 31, 2022. Both tax returns will remain subject to examination by the Internal Revenue Services under the statute of limitations for a period of three years from the date the return is filed.

Certain timing differences may exist as to the accounting method applied for prepaid expenses, inventory and other costs, between capitalizing or expensing such costs. Deferred income taxes may arise because of the timing differences.

	2022	2021
Current tax provision:		
Federal	$3,149	$526
State	827	154
Total tax provision	$3,976	$680

NOTE 10 – LEASES

The Company is subject to two short-term leases located in New York, New York and Big Sky, Montana. The Company recognizes the lease payments as an expense as incurred on a straight-line basis. During the years ended December 31, 2022 and 2021, the Company recorded rent expense of $200 and $62, respectively.

NOTE 11 – STOCKHOLDERS' EQUITY

Pursuant to Article IV, of the Amended and Restated Certificate of Incorporation of Drink LMNT, Inc. dated May 10, 2021 ("Amended and Restated Certificate"), the Company is authorized to issue two classes of stock, common stock and preferred stock. In aggregate, the Company is authorized to issue 16,881,000 shares of capital stock; consisting of 15,000,000 shares of common stock, par value of $0.0001 per share, and 1,881,000 shares of preferred stock, par value of $0.0001 per share, of which 1,000,000 shares are designated as Series A-1 Preferred Stock and 881,000 shares are designated as Series A-2 Preferred Stock.

In May of 2021, the Company issued 612,125 shares of Series A-1 Preferred Stock for aggregate proceeds of $2,449. Refer to Note 9, for additional discussion on the May 2021 conversion of all outstanding 2019 and 2020 SAFEs into 881,000 shares of the Company's Series A-2 Preferred Stock.

NOTE 11 – STOCKHOLDERS' EQUITY (continued)

Common stock

Pursuant to the Amended and Restated Certificate, the Company is authorized to issue 15,000,000 shares of common stock having a par value of $0.0001. Under a Founders Agreement dated December 31, 2019, the Founders of the Company each received 3,740,000 shares of the Company's common stock.

As of December 31, 2022, only the Founders and those granted shares under the Company's Stock Plan (Note 7 – Share Based Compensation) have been issued shares of common stock. The voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and privileges of the holders of the preferred stock set forth in the Amended and Restated Certificate. Holders of common stock are entitled to one vote for each share of common stock held at all meetings of stockholders. The number of authorized shares of common stock may be increased or decreased by the affirmative vote of the holders of shares of capital stock of the Company representing a majority of the votes represented by all outstanding shares of capital stock of the Company entitled to vote. There is no cumulative voting.

Series A-1 and A-2 Preferred Stock

The holders of Series A preferred stock shares ("Series A Holder(s)") are entitled to receive dividends, pari-passu with the holders of common stock, payable if or when declared by the Company's Board of Directors. Any dividends paid to the holders of preferred stock are not cumulative and are to be distributed among all the holders of common stock and preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted into common stock at the then effective conversion ratio. Each Series A Holder has the right of first refusal to purchase the Series A Holder's Pro Rata Share of any New Securities that the Company may from time-to-time issue; however, the Series A Holder will have no right to purchase any New Securities if the Series A Holder cannot demonstrate to the Company that such person is an accredited investor as defined in Regulation D of the Securities Act of 1933. A Series A Holder's Pro Rata Share means the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series A Preferred Stock owned by such Series A Holder, to (b) the Fully-Diluted Share Number. The Fully Diluted Share Number is the number of shares of the Company's capital stock equal to all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities.

NOTE 11 – STOCKHOLDERS' EQUITY (continued)

Series A-1 and A-2 Preferred Stock (continued)

New Securities means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Company's Series A Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and / or options or warrants) issued or issuable primarily for other than equity financing purposes and approved by the Board; (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act; and (h) up to an additional $1,000,000 aggregate purchase amount of SAFEs to be issued after the Agreement Date with a "Valuation Cap" of no less than $50,000,000, and the Common Stock or Preferred Stock issued or issuable upon conversion of such SAFEs or upon conversion of any securities into which such SAFEs may be converted.

If the Company proposes to undertake an issuance of New Securities, it shall give notice to each Series A Holder of its intention to issue New Securities, describing the type of New Securities and the price and general terms upon which the Company proposes to issue the New Securities. Each Series A Holder will have (10) days from the date of notice to agree in writing to purchase such Series A Holder's Pro Rate Share of such New Securities form the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased. If the Series A Holders fail to exercise in full the right of first refusal within the 10-day period, then the Company will have (120) days thereafter to sell the New Securities with respect to which the Series A Holders' rights of first refusal were not exercised at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Series A Holders.

(DOLLARS IN THOUSANDS)

NOTE 11 – STOCKHOLDERS' EQUITY (continued)

Series A-1 and A-2 Preferred Stock (continued)

Each Share of Preferred Stock is convertible, at the option of the holder thereof, at any time after the date of issuance of such share into such a number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price for such series determined in effect on the date such shares are surrendered for conversion. The initial Conversion Price per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth within the respective agreement.

Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (1) the closing of the Company's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration state on Form S-1 under the Securities Act of 1933 or (2) the date, or the occurrence of an event specified by vote or written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock.

Upon a liquidation event, the holders of preferred stock are entitled to receive out of the proceeds of the Company, available for distribution to its shareholders, prior and in preference to any distributions to the holders of common stock an amount per share equal to the Original Issue Price of $4.00 per share for the Series A-1 Preferred Stock and $1.00 per share for Series A-2 Preferred Stock, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to the Series A-2 Preferred Stock.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Sales and Use Tax

The Company determined that it was required to pay sales and use tax on products sold to end-use consumers in various state jurisdictions. Accordingly, the Company recorded liabilities of $633 and $413 as of December 31, 2022 and 2021, respectively, for the amount it estimates that it did not collect from customers at the time of sale, which includes estimated penalties and interest. The Company is in the process of filing voluntary disclosure agreements with certain jurisdictions, which includes remitting the estimated sale and use tax that it did not collect from customers.

If these jurisdictions determine that additional amounts of sales and use tax are necessary, the Company will be required to pay accordingly.

(DOLLARS IN THOUSANDS)

NOTE 13 – LITIGATION

The Company is involved in various suits and claims arising in the normal course of business. In management's opinion, the ultimate outcome of these items will not have a material adverse effect on the Company's results of operations or financial position.

NOTE 14 – SUBSEQUENT EVENTS

Company Stock Plan

On January 3, 2023, the Company amended it's Company Stock Plan to increase the number of shares of Common Stock authorized for issuance pursuant to the Stock Plan by 1,250,000 shares, from 1,639,000 shares to 2,889,900 shares.

Supervoting Class Stock

On January 4, 2023, the Company's Board of Directors created a new class of super-voting capital stock (the "Supervoting Class Stock") by filing the Amended and Restated Certificate of Incorporation authorizing the issuance of up to 100 shares of Supervoting Class Stock. The Company's Board, through a Supervoting Class Stock Purchase Agreement, determined that it was within the best interests of the Company to authorize the issuance of 100 shares of Supervoting Class Stock to James Murphy, the Company's Chief Executive, whereby each of the shares have 1,000,000 votes per share as compared to the Company's Common Stock, which has 1 vote per share (the "Supervoting Class Stock Issuance").

On January 24, 2023, the Company filed an Amended and Restated Certificate of Incorporation of Drink LMNT, Inc. authorizing the Company to issue three classes of stock to be designated, respectively, Common Stock, Supervoting Class Stock and Preferred Stock. The total number of shares that the Company is authorized to issue is 16,493,225. The total number of shares of common stock authorized to be issued is 15,000,000, par value $0.0001 per share. The total number of supervoting class stock to be issued is 100, par value $0.0001 per share. The total number of shares of preferred stock authorized to be issued is 1,493,125, par value $0.0001 per share, or which 612,125 shares are designated as Series A-1 Preferred Stock and 881,000 shares designated at Series A-2 Preferred Stock.

On January 27, 2023, the Company entered a Supervoting Class Stock Purchase Agreement with James Murphy, the Company's Chief Executive Officer. Through the Agreement, Murphy purchased 100 shares of the Company's Supervoting Class Stock, $0.0001 par value per share, for $1.89 per share, or aggregate purchase price of $189 (One Hundred Eight-Nine Dollars and No Cents).

(DOLLARS IN THOUSANDS)

NOTE 14 – SUBSEQUENT EVENTS (continued)

Supervoting Class Stock (continued)

On January 27, 2023, as a result of the Supervoting Class Stock Issuance, the Company and the Founders named within the Founders Agreement, amended the Founders Agreement to delete certain provisions relating to the voting of shares of the Company's stock regarding the election of directors as such provisions are rendered superfluous by the Supervoting Class Stock Issuance.

Real Estate Investments

On February 17, 2023, an affiliate of the Company, SHP entered into a purchase agreement to acquire certain commercial office real estate located in Big Sky, Montana for $1,300. Closing is scheduled for April 2023 and is dependent on the review and approval of property inspections and other customary closing conditions. In conjunction with the purchase agreement, the Company funded the $50 earnest money deposit to SHP serving to increase the Note between the two entities. It is expected the Company will fund the remainder of the purchase price to SHP at closing through cash on-hand. Post-closing, it is anticipated that SHP will obtain commercial mortgage financing for the acquisition.

On February 18, 2023, SHP entered into a separate purchase agreement to acquire certain commercial retail real estate located in Big Sky, Montana for $1,400. Closing is scheduled for April 2023 and is dependent on the review and approval of property inspections and other customary closing conditions. In conjunction with the purchase agreement, the Company funded the $100 earnest money deposit to SHP serving to increase the Note between the two entities. It is expected the Company will fund the remainder of the purchase price to SHP at closing through cash on-hand. Post-closing, it is anticipated that SHP will obtain commercial mortgage financing for the acquisition.

On March 8, 2023, SHP entered into a separate purchase agreement to acquire certain commercial retail real estate located in Big Sky, Montana for $1,675. Closing is scheduled for April 2023 and is dependent on the review and approval of property inspections and other customary closing conditions. In conjunction with the purchase agreement, the Company funded the $100 earnest money deposit to SHP serving to increase the Note between the two entities. It is expected the Company will fund the remainder of the purchase price to SHP at closing through cash on-hand. Post-closing, it is anticipated that SHP will obtain commercial mortgage financing for the acquisition.

Post-closing of the two real estate investments, it is anticipated that the Note between the Company and SHP will total approximately $6,875. It is expected that any future proceeds received by SHP from commercial mortgage financing arrangements will reduce the Note balance.

NOTE 14 – SUBSEQUENT EVENTS (continued)

Management's Evaluation

In preparing the financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through March 15, 2023, the date the financial statements were available for issuance.